UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ANORMED INC.

(Name of Subject Company (Issuer))

MILLENNIUM PHARMACEUTICALS, INC.

SIDNEY ACQUISITIONS ULC

(Names of Filing Persons (Offerors))

Common Shares, No Par Value

(Title of Class of Securities)

035910108

(CUSIP Number of Class of Securities)

Deborah Dunsire

President and Chief Executive Officer

Millennium Pharmaceuticals, Inc.

40 Landsdowne Street,
Cambridge, Massachusetts 02139

(617)  679-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

With a copy to:

David E. Redlick
Michael J. LaCascia

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$532,046,580.00	$56,928.99

*         Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value is based upon the offer to purchase 44,337,215 outstanding common shares, no par value, of AnorMED Inc. for the expected consideration in the tender offer of $12.00 per share. Such number of outstanding shares represents the total of 41,977,011 common shares outstanding as of September 28, 2006 and 2,360,204 common shares subject to options as of September 28, 2006.

**        The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 3 for fiscal year 2007 issued by the Securities and Exchange Commission on September 29, 2006. Such fee equals 0.0107% of the transaction value.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $56,928.99	Filing Party: Millennium Pharmaceuticals, Inc./Sidney Acquisitions ULC

Form or Registration No. Schedule TO-T	Date Filed: October 5, 2006

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒           third party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment (the “Amendment”) amends, supplements and terminates the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 5, 2006 (the “Schedule TO”) relating to a tender offer by Sidney Acquisitions ULC, a company incorporated under the laws of the Province of Alberta (the ”Offeror”) and an indirect wholly owned subsidiary of Millennium Pharmaceuticals, Inc., a Delaware corporation (“Parent”), to purchase all the outstanding common shares, no par value (the ”Shares”), of AnorMED Inc., a Canadian corporation (the ”Company”), including all Common Shares that may become outstanding after the date of the Offer on the exercise of outstanding stock options granted pursuant to the Company’s stock option plans, at a purchase price of U.S.$12.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash and Circular dated October 5, 2006 (the “Offer to Purchase” and the “Circular,” respectively, and together, the “Offer to Purchase and Circular”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and Circular, as each may be amended and/or supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed on behalf of the Offeror and Parent.

On October 17, 2006, the Parent announced that it would not be in the best interest of Parent’s shareholders to increase its offer to match or exceed Genzyme Corporation’s revised offer to purchase Shares.  In connection with this determination, effective October 17, 2006, the support agreements between Parent and the Company and between Parent and certain shareholders of the Company have been terminated, and the conditions to the closing of Offer set forth in the Offer to Purchase and Circular will not be met.  Accordingly, the Parent and the Offeror are terminating the Offer effective as of the date hereof.

In the Offer, Parent and the Offeror acquired no Shares.

Item 12. Exhibits.

See Exhibit Index immediately following the signature page.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

MILLENNIUM PHARMACEUTICALS, INC.

Date: October 17, 2006	By:	/s/ Marsha Fanucci
Name: Marsha Fanucci
Title: Chief Financial Officer

SIDNEY ACQUISITIONS ULC

Date: October 17, 2006	By:	/s/ Marsha Fanucci
Name: Marsha Fanucci
Title: Chief Financial Officer

Exhibit Index

(a)(1)*	Offer to Purchase for Cash and Circular dated October 5, 2006.
(a)(2)*	Form of Letter of Transmittal.
(a)(3)*	Form of Notice of Guaranteed Delivery.
(a)(4)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(6)*	Form of Guidelines for Certification of Foreign Status of Beneficial Owner for United States Tax Withholding on Form W-8BEN.
(a)(7)

Press Release issued by Millennium Pharmaceuticals, Inc. on September 26, 2006 (Incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by Millennium Pharmaceuticals, Inc. on September 26, 2006).

(a)(8)

Script of Conference Call held by Millennium Pharmaceuticals, Inc. on September 26, 2006 (Incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by Millennium Pharmaceuticals, Inc. on September 27, 2006).

(a)(9)

The Current Report on Form 8-K filed by Millennium Pharmaceuticals, Inc. on October 2, 2006 (including as Exhibit 10.1 thereto the Support Agreement by and among Millennium Pharmaceuticals, Inc. and AnorMED Inc., dated September 26, 2006, and as Exhibit 10.2 thereto the Shareholder Support Agreement by and among Millennium Pharmaceuticals, Inc. and Specified Shareholders of AnorMED Inc., dated September 26, 2006) is incorporated herein by reference.

(a)(10)*	Summary Advertisement published in the Globe and Mail on October 5, 2006.
(a)(11)*	Summary Advertisement published in the Wall Street Journal on October 6, 2006.
(a)(12)	Press Release issued by Millennium Pharmaceuticals, Inc. on October 17, 2006.
(a)(13)	Letter Agreement, effective as of October 17, 2006, among Millennium Pharmaceuticals, Inc., Sydney Acquisitions ULC, and AnorMED Inc.
(a)(14)	Letter Agreement, effective as of October 17, 2006, by and among Millennium Pharmaceuticals, Inc., Sydney Acquisitions ULC, and Specified Shareholders of AnorMED Inc.
(b)	Not Applicable.
(d)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

*  Previously filed as an exhibit to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 5, 2006